Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 27, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	THE LION ELECTRIC COMPANY

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

	1	ISIN:	CA5362211040

		CUSIP:	536221104

	2	Date Fixed for the Meeting:	May 30, 2023

	3	Record Date for Notice:	April 19, 2023

	4	Record Date for Voting:	April 19, 2023

	5	Beneficial Ownership Determination Date:	April 19, 2023

	6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

	7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

	8	Business to be conducted at the meeting:	Annual

	9	Notice-and-Access: Registered Shareholders:	YES
		Beneficial Holders: Stratification Level:	YES Not Applicable

	10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

	11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly, TSX Trust Company

“ Francine Beauséjour’’ Senior Relationship Manager francine.beausejour@tmx.com

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